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                              September 21, 2020

       Ian Huen
       Chief Executive Officer and Executive Director
       Aptorum Group Ltd
       17 Hanover Square
       London W1S 1BN, United Kingdom

                                                        Re: Aptorum Group Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed September 11,
2020
                                                            File No. 333-248743

       Dear Mr. Huen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1, Filed September 11, 2020

       Cover Page

   1. We note your disclosure that the offering will terminate on the first date that you enter into securities
purchase agreements to sell the securities offered. Please disclose the date the offering will end
and describe any arrangements to place the proceeds in an escrow, trust, or similar
account. If you have not made any of these arrangements, state this fact and describe the effect
on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.
       Exhibits

   2. We note your reference on page 138 to an engagement agreement with H.C. Wainwright.
                                                        To the extent this is a
different agreement than the placement agent agreement you
                                                        reference in your
exhibit index, please file such agreement. In addition, you state that you
 Ian Huen
Aptorum Group Ltd
September 21, 2020
Page 2
      will enter into securities purchase agreements, but the form of purchase agreement filed as
      Exhibit 10.41 appears to relate to a different offering. Please file a revised form of such agreement or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,
FirstName LastNameIan Huen
                                                           Division of
Corporation Finance
Comapany NameAptorum Group Ltd
                                                           Office of Life
Sciences
September 21, 2020 Page 2
cc:       Louis Taubman
FirstName LastName